FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in Canadian dollars, unless otherwise stated.

ALAMOS GOLD’S ISLAND GOLD MINE CONTINUES ITS TRACK RECORD OF
CREATING VALUE FOR ALL STAKEHOLDERS

Toronto, Ontario (December 16, 2020) – Alamos Gold Inc. (Alamos) has released its first Economic Benefits Assessment of the Island Gold Mine report, which provides an overview of the mine’s economic value and community benefits in the region. Results show that the growing number of full-time jobs and training opportunities has positioned the mine to become an economic engine for the future of the region, including positively impacting the closest town of Dubreuilville. This trend will continue as a result of Alamos’ recent $684 million investment to expand the operations at the Island Gold underground mine, including constructing a new shaft, expected to be completed in 2025. This expansion will double the mine life and allow it to continue operating until at least 2035.

In addition, the report highlights the mine’s response to COVID-19, reflecting a strong collaboration between the mine and community stakeholders. The report, prepared by EY, is available here: https://www.alamosgold.com/islandgoldeconomicbenefits

“Good mines and good people are the foundation of our growth in Northern Ontario. When we took root in the region three years ago, we set out to hire locally, train great talent, and create tremendous value in the community, which we continue today,” said John A. McCluskey, President and Chief Executive Officer. “Our next phase of growth at Island Gold will result in new jobs and opportunities in the region, create a lasting legacy that benefits all Alamos stakeholders, and reflect our core values of safety, teamwork, environmental sustainability, commitment and integrity.”

In response to COVID-19, Alamos extended its support to the local community by providing supplies locally and funding a meal service program in Dubreuilville for persons in need, at high risk and facing economic challenges. In late March, Alamos made the decision to temporarily suspend operations at Island Gold given the unique set-up of the operation with both a large local as well as a fly-in, fly-out workforce. Alamos began safely ramping up operations at the beginning of May and returned to normal operating levels in June.

Report highlights include:

•As of early 2020, Island Gold’s employees account for nearly 22% of total mining employment in the Algoma region, sustaining 379 jobs and 560 construction jobs annually over the past 3 years (as explained in Table 1)
•With the planned expansion of the Island Gold Mine between 2020 and 2035, activities are expected to sustain over 400 jobs annually, as well as over 3,100 construction jobs overall (as explained in Table 2)
•Among Island Gold employees, approximately 6% belong to Indigenous communities, which is more than twice the mining industry average of 2.4% in Ontario
•Island Gold’s practice of local hiring has increased economic stability in the local communities of Dubreuilville, Wawa, and White River, offering allowances and incentives to employees to move near the mine in Dubreuilville, indirectly helping to increase rural population as well as local resources and infrastructure
•The Island Gold mine also helps contribute towards the formation of a highly skilled mining workforce and the accumulation of human capital in the local communities: it employs a wide range of tradespersons, such as welders, truckers, surveyors, scoop operators, electricians, mechanics, bolters, millwrights, construction miners, geologists, blasters, conventional miners, engineers, and drillers
•Alamos provides employees with opportunities to further develop their skills, expand their trades and attend training programs
•Alamos offers training and education to community members to maintain a local qualified workforce and help residents acquire the qualifications for long-term employment in the mining industry
•Island Gold’s employees help augment the local economy, through a host of related activities by supporting local businesses while residing in Dubreuilville

TRADING SYMBOL: TSX:AGI NYSE:AGI

•Alamos acknowledges that Indigenous communities constitute some of their most important partners, fully respects their protected rights, and continually looks for opportunities to generate wealth and socio-economic growth generated from mining operations within their traditional territories including through partnerships, employment, skills development, business and spin-off opportunities.

Table 1: Summary of Total Historical Economic Contributions

Contributions	Spending (CAD$millions)	GDP (CAD$millions)	Wages (CAD$millions)	Jobs (FTEs)
OPEX (Annual Contribution)
Regional	11.9	10.9	44.1	379
Provincial	56.1	64.9	54.3	544
CAPEX
Regional	49.6	23.1	33.3	560
Provincial	250.2	166.2	41.3	758
(1) Figures for wages, GDP and output are presented in millions and 2020 CAD$. The numbers are reflective of total (direct and indirect) average annual OPEX contributions for 2017-2019 and cumulative total CAPEX contributions for 2017-2019. Contributions to FTEs from CAPEX are presented in person-years.
(2) Sources: Alamos data and EY calculations.

Table 2: Summary of Total Projected Future Economic Contributions

Contributions	Spending (CAD$millions)	GDP (CAD$millions)	Wages (CAD$millions)	Jobs (FTEs)
OPEX (Annual Contribution)
Regional	13.4	11.7	46.7	401
Provincial	70.5	75.2	57.4	575
CAPEX
Regional	281.1	127	188.8	3,146
Provincial	1,535.4	1,014.0	234.3	4,275
(1) Figures for wages, GDP and output are presented in millions and 2020 CAD$. The numbers are reflective of total (direct and indirect) average annual OPEX contributions for 2020-2035 and cumulative total CAPEX contributions for 2020-2035. Contributions to FTEs from CAPEX are presented in person-years.
(2) Sources: Alamos data and EY calculations.

ABOUT ALAMOS GOLD INC.

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development and engagement with host communities. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Rebecca Thompson
Vice President, Public Affairs
Alamos Gold Inc.
rebecca.thompson@alamosgold.com
T: (416) 368-9932 x5448

Cautionary Note:
This news release includes statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"), including but not limited to the expected impact of investments in the Company’s Island Gold underground mine. Forward-looking statements are necessarily based

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TRADING SYMBOL: TSX:AGI NYSE:AGI

upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
For a more detailed discussion of risks and other factors that may affect the Company's ability to achieve the expectations set forth in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

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